UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Media General, Inc.

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

58441K 100

(CUSIP Number)

Hicks Muse Fund III Incorporated

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Media General, Inc. 333 E. Franklin Street Richmond, Virginia 23219 (804) 887-5000	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

July 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 6,465,061
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 6,465,061
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 6,465,061
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 5.0%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: HM3/GP Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 6,465,061
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 6,465,061
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 6,465,061
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 5.0%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks Muse GP Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 6,549,603
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 6,549,603
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 6,549,603
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 5.1%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks Muse Fund III Incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 6,549,603
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 6,549,603
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 6,549,603
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 5.1%
(14)	Type of reporting person (see instructions) CO

CUSIP NO. 58441K 100

(1)	Name of reporting person: HM3 Coinvestors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 84,542
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 84,542
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 84,542
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.1%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse & Co. Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 89,940
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 89,940
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 89,940
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.1%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: HM Partners Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 89,940
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 89,940
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 89,940
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.1%
(14)	Type of reporting person (see instructions) CO

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 1,673,987
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 1,673,987
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 1,673,987
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 1.3%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 11,259
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 11,259
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 11,259
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.01%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: HM4 Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 1,685,246
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 1,685,246
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 1,685,246
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 1.3%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse GP Partners L.A., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 1,685,246
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 1,685,246
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 1,685,246
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 1.3%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse Latin America Fund I Incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 1,685,246
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 1,685,246
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 1,685,246
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 1.3%
(14)	Type of reporting person (see instructions) CO

CUSIP NO. 58441K 100

(1)	Name of reporting person: HM4-EQ Coinvestors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 25,978
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 25,978
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 25,978
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.02%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse GP Partners IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 25,978
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 25,978
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 25,978
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.02%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Hicks, Muse Fund IV, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 25,978
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 25,978
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 25,978
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.02%
(14)	Type of reporting person (see instructions) OO

CUSIP NO. 58441K 100

(1)	Name of reporting person: HM Capital Partners I LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 3,525
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 3,525
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 3,525
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.003%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: HMCP GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 3,525
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 3,525
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 3,525
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.003%
(14)	Type of reporting person (see instructions) OO

CUSIP NO. 58441K 100

(1)	Name of reporting person: Muse Family Enterprises, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 497
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 497
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 497
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.0004%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: JRM Interim Investors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 3,597
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 3,597
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 3,597
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.003%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 58441K 100

(1)	Name of reporting person: JRM Management Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 4,094
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 4,094
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 4,094
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 0.003%
(14)	Type of reporting person (see instructions) OO

CUSIP NO. 58441K 100

(1)	Name of reporting person: John R. Muse
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 134,241
	(8)	Shared voting power (See Item 5) 8,358,386
	(9)	Sole dispositive power 134,241
	(10)	Shared dispositive power (See Item 5) 8,358,386
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 8,492,627
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 6.6%
(14)	Type of reporting person (see instructions) IN

CUSIP NO. 58441K 100

(1)	Name of reporting person: Andrew S. Rosen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5) 8,354,292
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5) 8,354,292
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5) 8,354,292
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) (See Item 5) 6.5%
(14)	Type of reporting person (see instructions) IN

This Amendment No. 4 amends and restates the Schedule 13D filed on December 29, 2014, as amended on January 27, 2016, May 11, 2016 and June 17, 2016, in its entirety. This Amendment No. 4 is referred to herein as this “Schedule 13D.”

Item 1.	Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the Voting Common Stock (the “Voting Common Stock”) of Media General, Inc., a Virginia corporation (“Media General”). The address of the principal executive offices of Media General is 333 E. Franklin Street, Richmond, Virginia 23219.

Item 2.	Identity and Background

Name of Persons filing this Statement (the “Filing Parties”):

Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership (“Fund III”);

HM3/GP Partners, L.P., a Texas limited partnership (“HM3/GP Partners”);

Hicks Muse GP Partners III, L.P., a Texas limited partnership (“GP Partners III”);

Hicks Muse Fund III Incorporated, a Texas corporation (“Fund III Incorporated”);

HM3 Coinvestors, L.P., a Texas limited partnership (“HM3 Coinvestors”);

Hicks, Muse & Co. Partners, L.P., a Texas limited partnership (“HM&Co.”);

HM Partners Inc., a Texas corporation (“HM Partners”);

Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a Delaware limited partnership (“Fund IV”);

Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a Delaware limited partnership (“Private Fund IV”);

HM4 Partners, L.P., a Texas limited partnership (“HM4 Partners”);

Hicks, Muse GP Partners L.A., L.P., a Texas limited partnership (“GP Partners LA”);

Hicks, Muse Latin America Fund I Incorporated, a Texas corporation (“LA Fund I Incorporated”);

HM4-EQ Coinvestors, L.P., a Texas limited partnership (“HM4-EQ Coinvestors”);

Hicks, Muse GP Partners IV, L.P., a Texas limited partnership (“GP Partners IV”);

Hicks, Muse Fund IV, LLC, a Texas limited liability company (“Fund IV LLC”);

HM Capital Partners I LP, a Delaware limited partnership (“HMCP I”);

HMCP GP LLC, a Delaware limited liability company (“HMCP GP”);

Muse Family Enterprises, Ltd., a Texas limited partnership (“MFE”);

JRM Interim Investors, L.P., a Texas limited partnership (“JRM”);

JRM Management Company, LLC, a Texas limited liability company (“JRM Management”);

John R. Muse (“Mr. Muse”); and

Andrew S. Rosen (“Mr. Rosen”).

Fund III

Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934 (the “Exchange Act”), information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

HM3/GP Partners

HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

GP Partners III

GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

Fund III Incorporated

Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund III Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

HM3 Coinvestors

HM3 Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

HM&Co.

HM&Co. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds. The business address of HM&Co., which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of HM&Co., is set forth below.

HM Partners

HM Partners is a Texas corporation, the principal business of which is to serve as the sole general partner of HM&Co. The business address of HM Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of HM Partners, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HM Partners.

Fund IV

Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Fund IV, is set forth below.

Private Fund IV

Private Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Private Fund IV, is set forth below.

HM4 Partners

HM4 Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund IV and Private Fund IV. The business address of HM4 Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of HM4 Partners, is set forth below.

GP Partners LA

GP Partners LA is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4 Partners. The business address of GP Partners LA, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to LA Fund I Incorporated, the sole general partner of GP Partners LA, is set forth below.

LA Fund I Incorporated

LA Fund I Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners LA. The business address of LA Fund I Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of LA Fund I Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by LA Fund I Incorporated.

HM4-EQ Coinvestors

HM4-EQ Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EQ Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EQ Coinvestors, is set forth below.

GP Partners IV

GP Partners IV is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4-EQ Coinvestors. The business address of GP Partners IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of GP Partners IV, is set forth below.

Fund IV LLC

Fund IV LLC is a Texas limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners IV. The business address of Fund IV LLC, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund IV LLC, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund IV LLC.

HMCP I

HMCP I is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HMCP I, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HMCP GP, the sole general partner of HMCP I, is set forth below.

HMCP GP

HMCP GP is a Delaware limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including HMCP I. The business address of HMCP GP, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of HMCP GP, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HMCP GP.

MFE

MFE is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of MFE, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of MFE, is set forth below.

JRM

JRM is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of JRM, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of JRM, is set forth below.

JRM Management

JRM Management is a Texas limited liability company, the principal business of which is to serve as the general partner of MFE and JRM. The business address of JRM Management, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse and Lyn R. Muse, each of whom serves as an executive officer of JRM Management, is set forth below under “Directors and Executive Officers.”

John R. Muse

The principal business address of Mr. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Muse is presently an executive officer of HM&Co. The principal business address of HM&Co. is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Andrew S. Rosen

The principal business address of Mr. Rosen is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Rosen is presently an executive officer of HM&Co. and Kainos Capital LP (“Kainos Capital”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities. The principal business address of HM&Co. and Kainos Capital is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Directors and Executive Officers

The principal business address, occupation and employer of each of Messrs. Muse and Rosen are described above. The principal business address of each of David W. Knickel, William G. Neisel and Lyn R. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Each of Messrs. Knickel and Neisel is presently an executive officer of HM&Co. and Kainos Capital. Ms. Muse is presently an executive officer of JRM Management, the general partner of two family investment entities, MFE and JRM.

(d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In addition to the shares received by the Filing Parties pursuant to the LIN Merger (which is described below in Item 4), Mr. Muse has been awarded 9,404 deferred stock units under Media General’s Directors’ Deferred Compensation Plan for his services as a director of Media General. The information disclosed in Item 4 below is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

On December 19, 2014, Media General completed its merger, pursuant to the Agreement and Plan of Merger, dated March 21, 2014 and amended on August 20, 2014 (the “Merger Agreement”), with LIN Media LLC, a Delaware limited liability company (“LIN Media”), Mercury New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Media General (“New Holdco”), Mercury Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), and Mercury Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of New Holdco (“Merger Sub 2”). Pursuant to the Merger Agreement, Merger Sub 1 merged with and into Media General (the “Media General Merger”), with Media General surviving the Media General Merger as a wholly owned subsidiary of New Holdco. Immediately following the consummation of the Media General Merger, Merger Sub 2 merged with and into LIN Media (the “LIN Merger” and, together with the Media General Merger, the “Mergers”), with LIN Media surviving the LIN Merger as a wholly owned subsidiary of New Holdco. Subsequent to the closing of the Media General Merger, New Holdco changed its name to Media General, Inc. Pursuant to the LIN Merger, Fund III, HM3 Coinvestors, HM&Co., Fund IV, Private Fund IV, HM4-EQ Coinvestors, HMCP I, MFE and JRM each received 0.5468 shares of Voting Common Stock and $16.32 in exchange for each LIN Media Class A Common Share, Class B Common Share and Class C Common Share held by them at the effective time of the LIN Merger, with any fractional share paid in cash. Also pursuant to the LIN Merger, Mr. Muse received 0.5468 shares of Voting Common Stock and $16.32 in exchange for each LIN Media Class A Common Share, Class B Common Share and Class C Common Share held by him at the effective time of the LIN Merger, with any fractional share paid in cash, except that with respect to 46,293 shares of LIN Media Class A Common Shares held by him at the effective time of the merger, he received 68,115 shares of Voting Common Stock (i.e., 1.4714 shares of Voting Common Stock for each such LIN Media Class A Common Share, with any fractional share paid in cash).

On January 27, 2016, Media General, Nexstar Broadcasting Group, Inc., a Delaware corporation (“Nexstar”), and Neptune Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Nexstar (“Nexstar Merger Sub”), entered into an Agreement and Plan of Merger (the “Nexstar Merger Agreement”), pursuant to which Media General and Nexstar would effect a strategic business combination by means of a merger of Nexstar Merger Sub with and into Media General (the “Nexstar Merger”), with Media General being the surviving corporation in the Merger. The completion of the Nexstar Merger is subject to certain conditions, including, among others (i) the receipt of approval from the Federal Communications Commission and the expiration or early termination of the waiting period with respect to the Nexstar Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of certain legal impediments to the consummation of the Nexstar Merger, (iii) the adoption of the agreement by the shareholders of Nexstar, (iv) the approval by the shareholders of Media General and (v) certain customary third party consents. In connection with the execution of the Nexstar Merger Agreement, on January 27, 2016, Fund III, HM3 Coinvestors, Fund IV, Private Fund IV, HM4-EQ Coinvestors, HM&Co., HMCP I, MFE, JRM and Mr. Muse entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Media General and Nexstar, pursuant to which Fund III, HM3 Coinvestors, Fund IV, Private Fund IV, HM4-EQ Coinvestors, HM&Co., HMCP I, MFE, JRM and Mr. Muse agreed, subject to certain exceptions, to vote in favor of the adoption of the Nexstar Merger Agreement and take certain other actions in furtherance of the transactions contemplated by the Nexstar Merger Agreement. The foregoing description of the Voting and Support Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is filed hereto as Exhibit 3 and incorporated herein by reference.

The Filing Parties acquired the shares of Voting Common Stock reported herein solely for investment purposes. On May 11, 2016, in accordance with Rule 10b5-1 of the Exchange Act, Fund III, HM3 Coinvestors, Fund IV, Private Fund IV, HM4-EQ Coinvestors, HMCP I, HM&Co., MFE, JRM and Mr. Muse entered into a Rule 10b5-1 Sales Plan Agreement (the “Sales Plan”) with Deutsche Bank Securities Inc., which provides for the sale of up to 3,500,000 shares of Voting Common Stock, subject to certain price, volume and other restrictions. A copy of the Sales Plan (excluding its pricing information) is attached hereto as Exhibit 4 and incorporated herein by reference. Except as otherwise described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. In determining from time to time whether to sell the shares of

Voting Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of Media General, anticipated future developments concerning Media General, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of Media General in the open market, in privately negotiated transactions (which may be with Media General or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of Media General or to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

(1) Fund III may be deemed to beneficially own in the aggregate 6,465,061 shares of Voting Common Stock, representing approximately 5.0% of the outstanding shares of Voting Common Stock.

(2) HM3/GP Partners may be deemed to beneficially own in the aggregate 6,465,061 shares of Voting Common Stock, representing approximately 5.0% of the outstanding shares of Voting Common Stock.

(3) GP Partners III may be deemed to beneficially own in the aggregate 6,549,603 shares of Voting Common Stock, representing approximately 5.1% of the outstanding shares of Voting Common Stock.

(4) Fund III Incorporated may be deemed to beneficially own in the aggregate 6,549,603 shares of Voting Common Stock, representing approximately 5.1% of the outstanding shares of Voting Common Stock.

(5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 84,542 shares of Voting Common Stock, representing approximately 0.1% of the outstanding shares of Voting Common Stock.

(6) HM&Co. may be deemed to beneficially own in the aggregate 89,940 shares of Voting Common Stock, representing approximately 0.1% of the outstanding shares of Voting Common Stock.

(7) HM Partners may be deemed to beneficially own in the aggregate 89,940 shares of Voting Common Stock, representing approximately 0.1% of the outstanding shares of Voting Common Stock.

(8) Fund IV may be deemed to beneficially own in the aggregate 1,673,987 shares of Voting Common Stock, representing approximately 1.3% of the outstanding shares of Voting Common Stock.

(9) Private Fund IV may be deemed to beneficially own in the aggregate 11,259 shares of Voting Common Stock, representing approximately 0.01% of the outstanding shares of Voting Common Stock.

(10) HM4 Partners may be deemed to beneficially own in the aggregate 1,685,246 shares of Voting Common Stock, representing approximately 1.3% of the outstanding shares of Voting Common Stock.

(11) GP Partners LA may be deemed to beneficially own in the aggregate 1,685,246 shares of Voting Common Stock, representing 1.3% of the outstanding shares of Voting Common Stock.

(12) LA Fund I Incorporated may be deemed to beneficially own in the aggregate 1,685,246 shares of Voting Common Stock, representing 1.3% of the outstanding shares of Voting Common Stock.

(13) HM4-EQ Coinvestors may be deemed to beneficially own in the aggregate 25,978 shares of Voting Common Stock, representing approximately 0.02% of the outstanding shares of Voting Common Stock.

(14) GP Partners IV may be deemed to beneficially own in the aggregate 25,978 shares of Voting Common Stock, representing approximately 0.02% of the outstanding shares of Voting Common Stock.

(15) Fund IV LLC may be deemed to beneficially own in the aggregate 25,978 shares of Voting Common Stock, representing approximately 0.02% of the outstanding shares of Voting Common Stock.

(16) HMCP I may be deemed to beneficially own in the aggregate 3,525 shares of Voting Common Stock, representing approximately 0.003% of the outstanding shares of Voting Common Stock.

(17) HMCP GP may be deemed to beneficially own in the aggregate 3,525 shares of Voting Common Stock, representing approximately 0.003% of the outstanding shares of Voting Common Stock.

(18) MFE may be deemed to beneficially own in the aggregate 497 shares of Voting Common Stock, representing 0.0004% of the outstanding shares of Voting Common Stock.

(19) JRM may be deemed to beneficially own in the aggregate 3,597 shares of Voting Common Stock, representing 0.003% of the outstanding shares of Voting Common Stock.

(20) JRM Management may be deemed to beneficially own in the aggregate 4,094 shares of Voting Common Stock, representing 0.003% of the outstanding shares of Voting Common Stock.

(21) Mr. Muse may be deemed to beneficially own in the aggregate 8,492,627 shares of Voting Common Stock, representing approximately 6.6% of the outstanding shares of Voting Common Stock.

(22) Mr. Rosen may be deemed to beneficially own in the aggregate 8,354,292 shares of Voting Common Stock, representing approximately 6.5% of the outstanding shares of Voting Common Stock.

The above percentages are based on the 129,320,219 shares of Voting Common Stock reported as outstanding on Media General’s Definite Proxy Statement on Schedule 14A filed on June 9, 2016.

(b)

(1) Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,465,061 shares of Voting Common Stock.

(2) HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,465,061 shares of Voting Common Stock.

(3) GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,549,603 shares of Voting Common Stock.

(4) Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,549,603 shares of Voting Common Stock.

(5) HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 84,542 shares of Voting Common Stock.

(6) HM&Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 89,940 shares of Voting Common Stock.

(7) HM Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 89,940 shares of Voting Common Stock.

(8) Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,673,987 shares of Voting Common Stock.

(9) Private Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 11,259 shares of Voting Common Stock.

(10) HM4 Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,685,246 shares of Voting Common Stock.

(11) GP Partners LA has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,685,246 shares of Voting Common Stock.

(12) LA Fund I Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,685,246 shares of Voting Common Stock.

(13) HM4-EQ Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 25,978 shares of Voting Common Stock.

(14) GP Partners IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 25,978 shares of Voting Common Stock.

(15) Fund IV LLC has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 25,978 shares of Voting Common Stock.

(16) HMCP I has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 3,525 shares of Voting Common Stock.

(17) HMCP GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 3,525 shares of Voting Common Stock.

(18) MFE has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 497 shares of Voting Common Stock.

(19) JRM has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 3,597 shares of Voting Common Stock.

(20) JRM Management has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,094 shares of Voting Common Stock.

(21) Mr. Muse has sole voting and dispositive power with respect to 134,241 shares of Voting Common Stock and shared voting and dispositive power with respect to 8,358,386 shares of Voting Common Stock.

(22) Mr. Rosen has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,354,292 shares of Voting Common Stock.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Voting Common Stock covered by this statement not owned by him or it of record.

(c) The transactions in the Voting Common Stock of Media General effected by the Filing Parties during the past 60 days are set forth on Schedule I attached hereto.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Voting Common Stock held of record and/or beneficially owned by the Filing Parties is governed by their respective limited partnership agreements and limited liability company regulations, as applicable, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Filing Parties intend to support the Nexstar Merger and have entered into the Voting and Support Agreement, which are described in Item 4 above. In addition, certain of the Filing Parties have entered into the Sales Plan, which is described in Item 4 above. The information contained in Item 4 above is incorporated by reference herein.

Mr. Muse holds 73,570 shares of Voting Common Stock pursuant to an option that is currently exercisable and 9,404 shares of Voting Common Stock in the form of deferred stock units, which are governed by Media General’s Directors’ Deferred Compensation Plan. Mr. Muse holds 3,972 restricted shares granted prior to the LIN Merger under the LIN Media LLC 2002 Non-Employee Director Stock Plan.

Other than as set forth herein, the rights to distributions, division of profits and other arrangements relating to the Voting Common Stock held of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated December 29, 2014 (incorporated by reference to Exhibit 1 to the Schedule 13D filed December 29, 2014).

2.	Power of Attorney for Andrew S. Rosen, dated December 22, 2014 (incorporated by reference to Exhibit 2 to the Schedule 13D filed December 29, 2014).

3.	Voting and Support Agreement among Media General, Inc., Nexstar, Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P., Hicks, Muse, Tate & Furst Equity Fund IV, L.P., Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., HM4-EQ Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P., HM Capital Partners I LP, Muse Family Enterprises, Ltd., JRM Interim Investors, L.P. and John R. Muse, dated January 27, 2016 (incorporated by reference to Exhibit 10.1 to Media General’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2016).

4.	Rule 10b5-1 Sales Plan Agreement, dated May 11, 2016, by and between the individual and entities listed on Schedule A thereto and Deutsche Bank Securities Inc. (excluding pricing information) (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed May 11, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE & CO. PARTNERS, L.P.

	By:	HM Partners Inc.,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HM PARTNERS INC.

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE, TATE & FURST EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE, TATE & FURST PRIVATE EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HM4 PARTNERS, L.P.

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE GP PARTNERS L.A., L.P.

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE LATIN AMERICA FUND I INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HM4-EQ COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners IV, L.P.,
its general partner

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE GP PARTNERS IV, L.P.

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HICKS, MUSE FUND IV, LLC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HM CAPITAL PARTNERS I LP

	By:	HMCP GP LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	HMCP GP LLC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	MUSE FAMILY ENTERPRISES, LTD.

	By:	JRM Management Company, LLC,
its general partner

	By:	/s/ David W. Knickel

John R. Muse (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	JRM INTERIM INVESTORS, L.P.

	By:	JRM Management Company, LLC,
its general partner

	By:	/s/ David W. Knickel

John R. Muse (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016	JRM MANAGEMENT COMPANY, LLC

	By:	/s/ David W. Knickel

John R. Muse (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016

/s/ David W. Knickel

John R. Muse (By David W. Knickel, Attorney-in- Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016

/s/ David W. Knickel

Andrew S. Rosen (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 22, 2014, filed with the Securities and Exchange Commission as Exhibit 2 to Schedule 13D filed by Hicks Muse Fund III Incorporated on December 29, 2014)

SCHEDULE I

Transactions in the Voting Common Stock of Media General by the Filing Parties During the Past 60 Days

Date of Transaction	Number of Shares Sold(1)(2)	Price Range(2)	Weighted Average Price Per Share(2)
June 10, 2016	33,900	$17.61 – $17.83	$17.6796
June 13, 2016	49,600	$17.64 – $17.79	$17.7185
June 14, 2016	106,478	$17.52 – $17.86	$17.7290
June 15, 2016	1,105,000	$17.85 – $18.18	$17.9597
June 16, 2016	54,700	$17.62 – $18.06	17.7463
June 17, 2016	36,272	$17.50 – $17.89	$17.6697
June 20, 2016	521,006	$17.50 – $17.73	$17.5525
June 21, 2016	444	$17.53 – $17.58	$17.5575
July 8, 2016	36,900	$17.50 – $17.63	$17.5415
July 11, 2016	1,142,600	$17.50 – $17.71	$17.5034
July 12, 2016	52,100	$17.77 – $17.94	$17.8662

(1)	The number of shares reported represents the aggregate number sold by a broker-dealer in multiple market transactions over a range of prices pursuant to the Sales Plan described in Item 4 of this Schedule 13D.
(2)	The Filing Parties undertake to provide to the Securities and Exchange Commission staff, Media General or any security holder of Media General, upon request, full information regarding the number of shares and prices at which the transactions were effected.